

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2020

Lawrence M. Blatt, Ph.D
Chief Executive Officer
Aligos Therapeutics, Inc.
One Corporate Drive, 2nd Floot
South San Francisco, CA 94080

Re: Aligos Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted August 26, 2020
CIK No. 0001799448

Dear Dr. Blatt:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please revise the first paragraph of the Overview to clarify that your Phase 1 proof of concept trial for your STOPS molecule is taking place in New Zealand.
2. Refer to the pipeline table on pages 2, 109, and 117. Please add a column to reflect phase 3 pivotal trials to more accurately reflect each candidate's stage of development. Also revise the position of the arrow for ALG-010133 or tell us why this placement is appropriate given you are still enrolling phase 1 study participants.
3. Please revise the first full paragraph on page 5 to clarify that your third area of focus is in a very early stage of development.

Implications of being an emerging growth company, page 7

4. Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact Nolan McWilliams at the number below to discuss how to submit the materials, if any, for our review.

Use of proceeds, page 83

5. Refer to the first five bullet points. You state that you intend to use net proceeds to "advance" the respective candidate. To the extent known, please provide greater specificity how far in the development process you expect to advance each candidate with the proceeds of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical accounting policies and use of estimates
Stock-based compensation, page 104

6. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business
Our approach to research and development, page 113

7. Refer to the last full paragraph on page 113. Please substantiate that you will be able to "develop . . . candidates with potential potency and safety advantages over other development candidates."

Functional cure for CHB, page 117

8. You state that enrollment is ongoing for the phase 1 ALG-010133 trial. Please disclose the anticipated completion date for phase 1, or, if unknown, discuss the extent of uncertainty because enrollment is still ongoing. We note the last paragraph of the carryover risk factor on pages 27-28.

siRNA, page 125

9. Refer to the last paragraph on page 126. Please briefly discuss the basis for your belief that your approach to developing siRNAs "may have safety, stability, and potency advantages over ASOs and other siRNAs."

<u>Principal stockholders, page 183</u>

10. Beneficial ownership is not determined by reference to pecuniary interest for the purposes of Exchange Act Rule 13d-3. Please revise footnotes (2), (3), and (4) accordingly.

<u>Description of capital stock</u>
<u>Choice of forum, page 191</u>

11. You state that the federal district courts will be the exclusive forum for claims under the Securities Act. Please state here and in the carryover risk factor on pages 78-79 that stockholders will not be deemed to have waived the company's compliance with the federal securities laws. Please also revise the description of the provision here and in the risk factor referenced above for consistency.

<u>Exhibits</u>

12. Please file the KU Leuven Agreement as an exhibit to the registration statement.

<u>General</u>

13. Please provide mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

    You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lynn Dicker, Staff Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Mark V. Roeder, Esq.